Filed pursuant to Rule 433

Dated April 12, 2021

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectuses

dated April 12, 2021

Registration No. 333-255184

GFL ENVIRONMENTAL INC.

Secondary Offering of Subordinate Voting Shares

April 12, 2021

A preliminary base shelf prospectus and draft prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final base shelf prospectus has been issued and a prospectus supplement filed.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement.

GFL Environmental Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus: in Canada from BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com; in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or by telephone at 1-416-842-5349 or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, or by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com; or in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, M5H 3Y2, Toronto, Ontario, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Terms and Conditions
Issuer:	GFL Environmental Inc. (the “Company”)
Selling Shareholders:	BCEC-GFL Borrower (Cayman) LP (“BC Partners”), OTPP Environmental Services Trust (“Ontario Teachers”), GFL Borrower II (Cayman) LP (“GIC”) and Mezzanine Partners III, L.P., AP Mezzanine Partners III, L.P., MP III Offshore Equity Investments, L.P. and Moreno Street Direct Lending Fund, L.P. (collectively, “HPS”).

BC Partners currently holds 129,900,359 Subordinate Voting Shares (collectively with the Company’s multiple voting shares, the “Shares”), representing approximately 41.3% of the issued and outstanding Subordinate Voting Shares and approximately 28.2% of the voting power attached to all of the Shares and the Company’s Series A perpetual convertible preferred shares (collectively with the Shares, the “Voting Shares”). Following the closing of the Offering (assuming no exercise of the over-allotment option), BC Partners will hold 119,218,420 Subordinate Voting Shares, representing approximately 37.9% of the issued and outstanding Subordinate Voting Shares and approximately 25.9% of the voting power attached to all of the Voting Shares.

Ontario Teachers currently holds 50,824,825 Subordinate Voting Shares, representing approximately 16.2% of the issued and outstanding Subordinate Voting Shares and approximately 11.0% of the voting power attached to all of the Voting Shares. Following the closing of the Offering (assuming no exercise of the over-allotment option), Ontario Teachers will hold 46,645,408 Subordinate Voting Shares, representing approximately 14.8% of the issued and outstanding Subordinate Voting Shares and approximately 10.1% of the voting power attached to all of the Voting Shares.

GIC currently holds 30,525,425 Subordinate Voting Shares, representing approximately 9.7% of the issued and outstanding Subordinate Voting Shares and approximately 6.6% of the voting power attached to all of the Voting Shares. Following the closing of the Offering (assuming no exercise of the over-allotment option), GIC will hold 28,015,264 Subordinate Voting Shares, representing approximately 8.9% of the issued and outstanding Subordinate Voting Shares and approximately 6.1% of the voting power attached to all of the Voting Shares.

HPS currently holds 1,562,445 Subordinate Voting Shares and 24,693,286 Subordinate Voting Shares issuable upon conversion of the Convertible Preferred Shares, representing approximately 0.5% of the issued and outstanding Subordinate Voting Shares (or 7.7% assuming the conversion of the Convertible Preferred Shares into 24,693,286 Subordinate Voting Shares) and approximately 5.7% of the voting power attached to all of the Voting Shares. Following the closing of the Offering (assuming no exercise of the over-allotment option), HPS will hold 1,433,962 Subordinate Voting Shares and 24,693,286 Subordinate Voting Shares issuable upon conversion of the Convertible Preferred Shares, representing approximately 0.5% of the issued and outstanding Subordinate Voting Shares (or 7.7% assuming the conversion of the Convertible Preferred Shares into 24,693,286 Subordinate Voting Shares) and approximately 5.7% of the voting power attached to all of the Voting Shares.

Offering:

Secondary offering of 17,500,000 Subordinate Voting Shares. 10,681,939 of the Subordinate Voting Shares are being sold by BC Partners, 4,179,417 of the Subordinate Voting Shares are being sold by Ontario Teachers, 2,510,161 of the Subordinate Voting Shares are being sold by GIC and 128,483 of the Subordinate Voting Shares are being sold by HPS.

Offering Price:	US$33.95 per Subordinate Voting Share.
Gross Proceeds:	US$594,125,000.
Over-Allotment Option:

BC Partners, Ontario Teachers, GIC and HPS have granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 1,602,291, 626,913, 376,524 and 19,272 Subordinate Voting Shares, respectively, at the Offering Price to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the Offering will be paid directly to BC Partners, Ontario Teachers, GIC and HPS. The Company will not receive any proceeds from the Offering. A portion of the net proceeds will be used to pay down a portion of certain margin loans owing by BC Partners, Ontario Teachers and GIC.

Form of Offering:

Bought deal by way of a prospectus supplement to the Company’s short form base shelf prospectus to be filed in all provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Lock-up:	The Company and the Selling Shareholders will each enter into a 60 day lock-up agreement.
Listing:	The Subordinate Voting Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “GFL”.
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets, RBC Capital Markets and Scotiabank.
Commission:	4.0%.
Closing:	On or about April 23, 2021.